Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

[Headline] MCI’s Coming to Our Neighborhood

[Subhead] Acquisition Accelerates Verizon’s Growth Plan in Enterprise Market

Verizon has agreed to acquire MCI for $6.7 billion, a transaction that is expected to take about a year to complete.

MCI’s shareowners must approve the deal, which came after MCI’s board of directors decided to accept Verizon’s offer instead of a bid from Qwest.

News reports have speculated that Qwest might make another attempt to buy MCI, but as of Feb. 23 (when VZ went to press) no new Qwest bid had been submitted.

In addition to approval by MCI’s shareowners, the Department of Justice, Federal Communications Commission and 22 state regulatory agencies must consent to the transaction.

With the MCI purchase, Verizon will acquire the company’s global and national networks, its Internet backbone — largest in the world — and its nearly 1 million large-business and government customers.

“This is the right deal at the right time,” said Verizon Chairman and CEO Ivan Seidenberg when the acquisition was announced in early February. He noted that Verizon had been considering the purchase for some time.

While MCI was long known as the nation’s No. 2 long-distance company, its key assets today are its strength in the enterprise market (large businesses and government customers) and its expertise in Internet protocol (IP) products and services. Adding these strengths to Verizon’s capabilities in the local and regional markets, we will be better positioned to compete for and serve large-business and government customers than Verizon or MCI would be by themselves.

“This acquisition accelerates Verizon’s growth plan in the enterprise market, and it facilitates our becoming a major provider in that market sooner and less expensively than if we had continued on a path of organic growth,” said Seidenberg.

Complementary Assets

MCI’s assets complement Verizon’s, providing us with a variety of benefits once the transaction is complete.

In the enterprise market, MCI provides communications services for thousands of businesses and government agencies around the globe, including a majority of Fortune 1000 companies. The purchase will make Verizon a stronger competitor with a full range of enterprise services.

MCI’s global network spans more than 98,000 miles, including terrestrial and undersea cable. It also includes more than 2,400 ATM, frame relay and voice switches. The transaction will strengthen the long-term viability of MCI’s global network, which is a critical component of government communications systems, including those used by the Department of Defense and the Department of Homeland Security.

The transaction also makes us stronger internationally as a global network and services provider. MCI currently provides service to more than 140 countries, with offices in 65 of them.

Transformation Continues

Our MCI purchase reflects the continuing evolution of the telecom industry, coming on the heels of SBC’s announcement that it would buy AT&T and Sprint’s plans to acquire Nextel.

“This is going to be the biggest change in the industry in 21 years,” when AT&T was forced to break up its century-old monopoly, said Jay E. Pultz, a vice president at Gartner Inc., a research firm.

Rich Nespola, chief executive of the Network Management Group consulting firm, predicted the big competition will be between the cable and phone companies. He believes both “will lose those monikers, because they’re all going to be communications providers.”

MCI, which is based near the nation’s capital in Ashburn, Va., has about 40,000 employees.

[Pullquote] MCI’s key assets are its strength in the enterprise market and its expertise in Internet protocol products and services.

Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor and www.mci.com/about/investor_relations/sec/.